                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Hanover Direct, Inc.
                        -------------------------------
                                (Name of Issuer)

                       Common Stock, $0.66 2/3 par value
                        -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        -------------------------------
                                 (CUSIP Number)

         Mr. Kurt Nauer                               Robert P. Wessely, Esq.
         Richemont Finance S.A.                       Dorsey & Whitney LLP
         35 Boulevard Prince Henri                    250 Park Avenue
         L 1724 Luxembourg                            New York, New York  10077
         011-352-227-252                              (212) 415-9200

                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1998
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 18 Pages

CUSIP No.  440506 10  3            13D                     Page 2 of 18 Pages

1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                  Richemont Finance S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) [_]
                                                               (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                              [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Luxembourg

         NUMBER OF                           7.   SOLE VOTING POWER
         SHARES                                   112,084,623 shares*

         BENEFICIALLY                        8.   SHARED VOTING POWER
         OWNED BY                                 1,510,000 shares*
          EACH

         REPORTING                           9.   SOLE DISPOSITIVE POWER
         PERSON                                   102,790,657 shares*
          WITH
                                             10.  SHARED DISPOSITIVE POWER
                                                  1,510,000 shares*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                113,594,623 shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.2%    (49.1% sole dispositive power)*

14.  TYPE OF REPORTING PERSON

                  CO

----------
*/ See Item 5

CUSIP No.  440506 10  3                13D                 Page 3 of 18 Pages


1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                  Richemont S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [_]
                                                                      (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Luxembourg

         NUMBER OF                           7.   SOLE VOTING POWER
         SHARES                                    112,084,623 shares*

         BENEFICIALLY                        8.   SHARED VOTING POWER
         OWNED BY                                  1,510,000 shares*
          EACH

         REPORTING                           9.   SOLE DISPOSITIVE POWER
         PERSON                                    102,790,657 shares*
          WITH
                                             10.  SHARED DISPOSITIVE POWER
                                                   1,510,000 shares*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  113,594,623 shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.2%    (49.1% sole dispositive power)*

14.  TYPE OF REPORTING PERSON

                  CO, HC
----------
*/ See Item 5

CUSIP No.  440506 10  3           13D                      Page 4 of 18 Pages


1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                  Compagnie Financiere Richemont AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]

                                                                       (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Switzerland

         NUMBER OF                           7.    SOLE VOTING POWER
         SHARES                                     112,084,623 shares*

         BENEFICIALLY                        8.    SHARED VOTING POWER
          OWNED BY                                   1,510,000 shares*
          EACH

        REPORTING                            9.    SOLE DISPOSITIVE POWER
         PERSON                                       102,790,657 shares*
          WITH
                                             10.   SHARED DISPOSITIVE POWER
                                                      1,510,000 shares*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  113,594,623 shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.2%    (49.1% sole dispositive power)*

14.  TYPE OF REPORTING PERSON

                  CO, HC

----------
*/ See Item 5

CUSIP No.  440506 10  3          13D                    Page 5 of 18 Pages


1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                  Compagnie Financiere Rupert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]

                                                                       (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Switzerland

         NUMBER OF                           7.    SOLE VOTING POWER
         SHARES                                      112,084,623 shares*

         BENEFICIALLY                        8.    SHARED VOTING POWER
         OWNED BY                                     1,510,000 shares*
          EACH

         REPORTING                           9.    SOLE DISPOSITIVE POWER
         PERSON                                       102,790,657 shares*
          WITH
                                             10.   SHARED DISPOSITIVE POWER
                                                      1,510,000 shares*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   113,594,623 shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  54.2%    (49.1% sole dispositive power)*

14.  TYPE OF REPORTING PERSON

                  PN
----------
*/ See Item 5

                                                              Page 6 of 18 Pages

Item 1. Security and Issuer

     This Amendment No. 2 to Statement on Schedule 13D, filed with respect to events that occurred on June 1, 1998, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executed offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997.

Item 2. Identity and Background

     (a) - (c) and (f) This Statement on Schedule 13D is filed on behalf of Richemont Finance S.A. ("Richemont"), Richemont S.A., Compagnie Financiere Richemont AG and Compagnie Financiere Rupert (the "Reporting Persons"). The following table sets forth the name, the State or other place or organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

       NAME:                          RICHEMONT FINANCE S.A.
       State of organization:         Luxembourg
       Principal business:            Finance affiliate of Compagnie
                                      Financiere Richemont AG, a Swiss public
                                      company with interests primarily in the
                                      fields of luxury goods and tobacco
                                      products
       Address of principal business: 35 Boulevard Prince Henri
                                      L 1724 Luxembourg
       Address of principal office:   35 Boulevard Prince Henri
                                      L 1724 Luxembourg

       NAME:                          RICHEMONT S.A.
       State of organization:         Luxembourg
       Principal business:            A publicly traded Affiliate of Compagnie
                                       Financiere
                                      Richemont AG, a Swiss public company
                                      with interests primarily in the fields of
                                      luxury goods and tobacco products
       Address of principal business: 35 Boulevard Prince Henri
                                      L 1724 Luxembourg
       Address of principal office:   35 Boulevard Prince Henri
                                      L 1724 Luxembourg

                                                              Page 7 of 18 Pages

       NAME:                          COMPAGNIE FINANCIERE RICHEMONT
                                      AG
       State of Organization:         Switzerland
       Principal business:            A Swiss public company with interests
                                      primarily in the fields of luxury goods
                                      and tobacco products
       Address of principal business: Rigistrasse 2
                                      6300 Zug Switzerland
       Address of principal office:   Rigistrasse 2
                                      6300 Zug Switzerland

       NAME:                          COMPAGNIE FINANCIERE RUPERT
       State  of organization:        Switzerland
       Principal business:            A partnership limited by shares, the
                                      principal business of which is the
                                      holding of investments
       Address of principal business: Rigistrasse 2
                                      6300 Zug Switzerland
       Address of principal office:   Rigistrasse 2
                                      6300 Zug Switzerland

     The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit C.

     (d) - (e) During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to a Letter Agreement (the "Letter Agreement") dated June 1, 1998 by and among NAR Group Limited ("NAR") and NAR's shareholders, Richemont, Evansville Limited ("Evansville") and Alan G. Quasha ("Mr. Quasha"), Richemont received an aggregate 56,456,197 shares of Common Stock from NAR as part of a pro

                                                             Page 8 of 18 Pages

rata dividend by NAR and a redemption by NAR of shares of NAR preferred stock held by Richemont. Pursuant to the Letter Agreement, NAR also sold to Richemont for $4,757,350.38 in cash warrants (the "Warrants") to acquire up to an aggregate of 5,646,490 shares of Common Stock, which funds were provided by working capital.

Item 4. Purpose of the Transaction

     The Reporting Persons have acquired the Common Stock as an investment in the Issuer. Richemont may exercise all or a portion of the Warrants to purchase 5,646,490 shares of Common Stock. Except as described in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

Item 5. Interest in Securities of the Issuer

     (a) and (b). The beneficial ownership of the Reporting Persons other than Richemont is indirect through Richemont. The Issuer reported a total of 203,899,156 shares of Common Stock issued and outstanding as of May 4, 1998. Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own 113,594,623 shares, or 54.2% of the outstanding Common Stock, assuming exercise of the Warrants to purchase 5,646,490 shares and including 9,293,966 shares subject to the proxy described below and 1,510,000 shares owned by NAR, of which Richemont is a shareholder. For purposes of Section 13(d), the Reporting Person may be deemed to have sole power to vote 112,084,623 of such shares and sole power to dispose of 102,790,657 of such shares (which shares with sole dispositive power constitute 49.1% of the outstanding Common Stock). The 9,293,966 shares with respect to which the Reporting Persons may be deemed to have sole voting but not disposition power are

                                                              Page 9 of 18 Pages

subject to the proxy granted by Evansville described under Item 6. Initially, until exercise of the Warrants (which exercise has been assumed for purposes of this Schedule), such proxy covers 12,111,565 shares. In addition, the Reporting Persons may be deemed to have shared voting and shared dispositive power with respect to the 1,510,000 shares of Common Stock owned by NAR, which shares are subject to options granted by NAR to the Chief Executive Officer of the Issuer. The Reporting Persons disclaim beneficial ownership of the shares owned by Evansville which are subject to the proxy and the 1,510,000 shares owned by NAR.

     (c) As described in Item 3 above, pursuant to the Letter Agreement, NAR has transferred to Richemont 56,456,197 shares of Common Stock and NAR and its subsidiary, Quadrant Group Limited, sold to Richemont for $4,757,350.38 in cash the Warrants to acquire, on or before August 1, 1998, up to an aggregate of 5,646,490 shares of Common Stock. Pursuant to the Letter Agreement, Evansville has granted to Richemont an irrevocable proxy to vote certain shares of Common Stock as more fully described in Item 6 below. Other than the transactions described herein, no transactions in the shares of Common Stock have been effected since the date of the most recent filing on Schedule 13D by the Reporting Persons, or, to the best of their knowledge, any of their respective officers and directors.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is hereby made to Items 3, 4 and 5 of this amended Statement on
Schedule 13D for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein and in this Item 6, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

     Pursuant to the Letter Agreement, Evansville has granted to Richemont a proxy to vote 12,111,565 shares of Common stock held by Evansville, which amount will be reduced to 9,293,966 shares of Common Stock on the date on which Richemont exercises the Warrants held by it for 5,646,490 shares of Common Stock. If such Warrants are not exercised, the shares subject to the proxy shall be

                                                             Page 10 of 18 Pages

automatically reduced on a share-for-share basis at such time or times as Richemont or its affiliates acquire shares of Common Stock in open market purchases.

     Prior to the sale to a third party of all or part of the shares of Common Stock subject to the proxy and held by Evansville (the "Subject Shares"), Evansville must provide Richemont with notice and the opportunity to exercise its right of first offer over such shares to be sold by the undersigned in accordance with the Joint Venture Agreement and, if Richemont does not exercise such right (the "Right"), then the proxy will terminate with regard to such Subject Shares, with the Subject Shares being treated as the last shares of Common Stock sold by Evansville from its holdings thereof.

Item 7. Material to be Filed as Exhibits

     Exhibit A [Previously filed]

     Exhibit B. Irrevocable Proxy for Voting of Shares of Common Stock of Hanover Direct, Inc., granted by Evansville to Richemont on June 1, 1998.

     Exhibit C. Information Concerning Reporting Persons' Officers and
Directors.


Signatures


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 1998

                                          RICHEMONT FINANCE S.A.

                                          By:  /s/ Robert P. Wessely
                                          ----------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                          RICHEMONT S.A.

                                          By:  /s/ Robert P. Wessely
                                          ----------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                                             Page 11 of 18 Pages


                                           COMPAGNIE FINANCIERE RICHEMONT AG

                                           By:  /s/ Robert P. Wessely
                                           ----------------------------
                                                Robert P. Wessely, its
                                                Attorney-in-Fact


                                           COMPAGNIE FINANCIERE RUPERT

                                           By:  /s/ Robert P. Wessely
                                           ----------------------------
                                                Robert P. Wessely, its
                                                Attorney-in-Fact

                                                             Page 12 of 18 Pages


                                EXHIBIT INDEX
                                -------------


     Exhibit A [Previously filed]

     Exhibit B. Irrevocable Proxy for Voting of Shares of Common Stock of Hanover Direct, Inc., granted by Evansville to Richemont on June 1, 1998.

     Exhibit C. Information Concerning Reporting Persons' Officers and
Directors.